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08027060

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UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

SEC FILE NUMBER
8-33753

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 MM/DD/YY AND ENDING 12/31/07 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First New York Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Avenue, 5th floor
(No. and Street)

New York (City) New York (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 848-0740 Donna Sabatini, CFO
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna Sabatini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm First New York Securities, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MAUREEN A. MCLOUGHLIN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01MC4985096
QUALIFIED IN QUEENS COUNTY
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES AUG. 5, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
First New York Securities L.L.C.

We have audited the accompanying consolidated statement of financial condition of First New York Securities L.L.C. and Subsidiaries (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of First New York Securities L.L.C. and Subsidiaries as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 26, 2008

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2007

ASSETS	
Cash	$ 222,053
Receivable from brokers	61,833,694
Securities owned, at market value	1,039,022,623
Secured demand notes (market value of collateral $18,397,095)	15,856,000
Investments in investment partnerships	31,247,703
Other	6,252,285
	$ 1,154,434,358
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 629,685,219
Payable to brokers	50,283,569
Accrued expenses and other liabilities	88,731,586
	768,700,374
Commitments and contingencies	
Subordinated borrowings	65,856,000
Minority interests in subsidiaries and affiliated investment partnership	19,498,361
MEMBERS' EQUITY	300,379,623
	$ 1,154,434,358

See notes to consolidated statement of financial condition

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated statement of financial condition includes the accounts of First New York Securities L.L.C. ("FNYS") and its wholly or majority owned subsidiaries, FNY Properties Corp., FNY Management, L.L.C., FNY Managed Accounts, L.L.C., First New York Securities (London) Limited and consolidated accounts of FNY Capital L.L.C. and FNY Securities Associates II, L.P. (collectively, the "Company"). FNY Capital L.L.C. invests in and is the general partner of FNY Securities Associates II, L.P. All significant intercompany account balances and transactions have been eliminated in consolidation.

FNYS is a broker-dealer in securities registered with the Securities and Exchange Commission (the SEC) and the Commodity Futures Trading Commission (the CFTC) and is a member of the Financial Industry Regulatory Authority ("FINRA").

FNYS is engaged in the proprietary trading of securities and acts as an introducing broker.

The Company records transactions in securities on a trade-date basis. Dividends are accrued on the ex-dividend date.

Securities owned and securities sold, not yet purchased, are stated at quoted market values.

Investments in investment partnerships other than FNY Securities Associates II, L.P., aggregating approximately $31,247,000, have been valued at the Company's share of the net asset values as reported by the limited partnerships.

Transactions involving purchases of securities under agreements to resell and sales of securities under agreements to repurchase are treated as collateralized transactions and are recorded at their repurchase amounts plus accrued interest. The fair value of these agreements approximates their recorded amounts.

No provision for federal and state income taxes has been made for FNYS since, as a limited liability company, FNYS is not subject to income taxes. FNYS's income or loss is reportable by its Members on their individual tax returns. FNYS is subject to New York City unincorporated business tax and foreign income taxes in connection with its London subsidiary.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

A statement of financial condition prepared in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE B - RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 requires use of fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

The Company intends to adopt FAS 157 in the first quarter of 2008. The Company expects that adoption of FAS 157 will not have a material effect on the Company's statement of financial condition.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48") requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce net assets. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of the beginning of the year of adoption. For the Company, FIN 48 is effective for the year beginning January 1, 2008. The Company is currently evaluating the potential impact of its adoption of FIN 48.

NOTE C - RECEIVABLE FROM/PAYABLE TO BROKERS

The clearing and depository operations for the Company's security transactions are provided substantially by two brokers. For financial reporting purposes, amounts payable to a broker have been offset against amounts receivable from the same broker for securities sold, not yet purchased, and other items. At December 31, 2007, substantially all of the securities owned, securities sold, not yet purchased, and the amount receivable from and payable to brokers reflected in the consolidated statement of financial condition are positions carried by and amounts receivable from and payable to these brokers. The securities serve as collateral for the amounts payable to the brokers. Subject to the clearing agreements between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge this collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2007, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

At December 31, 2007 the Company has an additional unused line of credit with its clearing broker of $40,000,000. Drawings under this line of credit, should they occur, will be collateralized by securities owned, securities sold, not yet purchased, and amounts receivable from and payable to brokers and bear interest at prevailing rates under the terms of the credit agreement.

NOTE D - SECURITIES SOLD, NOT YET PURCHASED

The Company may be exposed to risk of loss not reflected in the accompanying consolidated statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

NOTE E - SUBORDINATED BORROWINGS

Borrowings subordinated to the claims of general creditors have been approved by the FINRA for inclusion in computing FNYS's net capital pursuant to the SEC's Uniform Net Capital Rule.

The amounts, interest rates and maturities of the subordinated loans are as follows:

Maturity	Interest Rate	Amount
Secured demand notes:		
August 1, 2008	4.0%	$ 1,600,000
March 31, 2009	4.5%	480,000
March 31, 2009	4.5%	450,000
July 1, 2009	5.0%	2,000,000
July 1, 2009	5.0%	2,850,000
July 1, 2009	5.0%	3,000,000
July 1, 2009	5.0%	1,000,000
July 1, 2009	5.0%	1,000,000
July 1, 2009	5.0%	3,000,000
July 1, 2009	5.0%	476,000
Subordinated notes:		
October 17, 2008	libor + 2.0%	10,000,000
January 31, 2009	7.0%	10,000,000
January 31, 2009	7.0%	10,000,000
June 1, 2010	fed funds + 2.75%	1,000,000
June 1, 2010	fed funds + 2.75%	2,000,000
June 1, 2010	fed funds + 2.75%	1,000,000
June 1, 2010	fed funds + 2.75%	1,000,000
June 1, 2010	fed funds + 2.75%	10,000,000
June 1, 2010	fed funds + 2.75%	5,000,000
		$ 65,856,000

Subordinated borrowings are withdrawable by the lender at stated maturity dates or withdrawal can be accelerated upon six months' notice. Any subordinated borrowing can be repaid only if, after giving effect to such repayment, FNYS continues to comply with minimum net capital requirements and meets the SEC's capital regulations governing withdrawal of subordinated debt. The estimated fair value of the subordinated borrowings and the secured demand notes receivable approximate the carrying amount based on current rates available to the Company for debt with substantially the same terms and maturities.

NOTE F - EMPLOYEE BENEFIT PLAN

The Company maintains a noncontributory 401(k) salary reduction plan covering substantially all employees subject to certain minimum age and length-of-service requirements.

NOTE G - NET CAPITAL REQUIREMENT

FNYS is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) and the CFTC's capital requirements pursuant to Regulation 1.17. These rules require that FNYS maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, FNYS had net capital of $110,027,756 which exceeded the requirement by $105,324,962.

Pursuant to the requirements of rule 17a-5 of the SEC, the following summarizes the financial condition of the subsidiaries consolidated in the accompanying consolidated statement of financial condition, but not consolidated in the Company's corresponding unaudited Form X-17A-5 Part IIA report filed with the SEC:

Assets	$375,055,202
Liabilities	274,286,837
Members' equity	$100,768,365

NOTE H - DERIVATIVE FINANCIAL INSTRUMENTS

The Company's trading activities include the purchase and sale of derivative financial instruments such as forward contracts, futures contracts, equity and index options, and options on futures and forward contracts. These derivatives are used for trading purposes and for managing risk associated with securities owned and securities sold, not yet purchased. All positions are reported in the accompanying consolidated statement of financial condition at fair value. Forward and futures contracts are reported at open-trade equity and included in receivable from and payable to brokers, as applicable. These financial instruments involve elements of market risk in excess of the amounts recognized in the consolidated statement of financial condition.

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE I - COMMITMENTS AND CONTINGENCIES

The Company is obligated under various noncancelable operating leases for office space expiring on various dates through April 28, 2015. The leases contain escalation provisions based on certain costs incurred by the lessor. The Company has also entered into leases for certain equipment which have been accounted for as capital leases.

NOTE I - COMMITMENTS AND CONTINGENCIES (CONTINUED)

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Year Ending December 31,	Operating Leases	Capital Leases	Total
2008	$ 2,079,027	$ 445,359	$ 2,524,386
2009	2,079,027	359,514	2,438,541
2010	2,079,027	342,947	2,421,974
2011	2,079,027	342,947	2,421,974
2012	2,279,872	104,681	2,384,553
Thereafter	5,361,702		5,361,702
	15,957,682	1,595,448	17,553,130
Less amount representing interest		197,449	197,449
	$ 15,957,682	$ 1,397,999	$ 17,355,681

In the normal course of business, FNYS has been the subject of certain FINRA reviews and has been named as a defendant in certain litigations and arbitrations arising out of its activities as a broker-dealer in securities, the outcome of which cannot be determined at this time. It is the opinion of management that the various FINRA reviews, litigations and arbitrations will not have a material adverse effect on the Company's financial position.

In connection with a security deposit for lease of office space, the Company has an outstanding standby letter of credit agreement for $693,000 payable to the landlord.

END